                                                                               .
                                                                               .
                                                                               .

                                                                   Exhibit 99.19

TRANSITION THERAPEUTICS INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                                                   DECEMBER 31,     JUNE 30,
                                                                       2006           2006
                                                                         $             $
                                                                   ------------   -----------
                                                                                    Revised
ASSETS
CURRENT
Cash and cash equivalents                                           22,687,396      4,074,582
Short-term investments                                              19,873,608     10,930,855
Due from Elan Pharma International Limited [note 2]                    679,773             --
Receivables                                                            306,016        371,663
Investment tax credits receivable                                    1,252,222      1,176,066
Research inventory                                                     507,169        587,501
Prepaid expenses and deposits                                          355,756        469,956
Assets held for sale                                                    25,000        381,948
                                                                   ------------   -----------
TOTAL CURRENT ASSETS                                                45,686,940     17,992,571
Long-term research inventory                                         1,880,714      2,638,098
Deferred charges                                                       111,792        116,208
Capital assets, net                                                  1,327,514      1,596,643
Intangible assets [note 3]                                          16,490,044     21,784,504
                                                                   ------------   -----------
                                                                    65,497,004     44,128,024
                                                                   ============   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                             2,120,266      3,396,013
Current portion of long-term debt [note 6]                                  --        292,124
Current portion of deferred revenue and advances [notes 2 and 4]       531,435        657,541
Current portion of obligation under capital leases [note 10[b]]             --         18,390
                                                                   ------------   -----------
TOTAL CURRENT LIABILITIES                                            2,651,701      4,364,068
Deferred revenue and advances [notes 2 and 4]                        9,951,350      1,596,727
Obligation under capital leases [note 10[b]]                                --         30,401
Leasehold inducement                                                    97,172        102,888
Future tax liability [note 7]                                               --      2,729,422
                                                                   ------------   -----------
TOTAL LIABILITIES                                                   12,700,223      8,823,506
                                                                   ------------   -----------
Commitments [note 11]
Guarantees [note 12]
SHAREHOLDERS' EQUITY
Share capital
   Common shares                                                   123,556,331     99,563,853
   Contributed surplus                                               4,487,752      4,469,987
   Stock options                                                     1,089,514        774,858
Deficit                                                            (76,336,816)   (69,504,180)
                                                                   ------------   -----------
TOTAL SHAREHOLDERS' EQUITY                                          52,796,781     35,304,518
                                                                   ------------   -----------
                                                                    65,497,004     44,128,024
                                                                   ============   ===========

See accompanying notes

On behalf of the Board:


/s/ Tony Cruz                           /s/ Christopher Henley
-------------------------------------   ---------------------------------------
Tony Cruz                               Christopher Henley
Director                                Director

TRANSITION THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF LOSS
(Unaudited)

                                               SIX-MONTH      Six-month     THREE-MONTH    Three-month
                                             PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                             DECEMBER 31,   December 31,   DECEMBER 31,   December 31,
                                                 2006           2005           2006           2005
                                                   $              $              $              $
                                             ------------   ------------   ------------   ------------
REVENUES
Milestone revenue [note 4]                        552,650            --             --             --
Licensing fees [note 4]                            65,622        65,622         32,811         32,811
Management fees from ENI                               --       239,930             --        157,840
                                             ------------   -----------     ----------    -----------
                                                  618,272       305,552         32,811        190,651
                                             ------------   -----------     ----------    -----------
EXPENSES
Research and development [notes 2 and 4]        3,419,508     3,817,133      1,788,488      2,337,439
General and administrative                      2,081,356     1,446,744      1,051,963        754,431
Amortization                                    5,434,033     4,199,983      2,465,726      2,189,652
Foreign exchange loss (gain)                        8,483       (64,256)        (3,577)       (48,367)
Loss on disposal of capital assets and
   assets held for sale                            41,614         6,081         27,515          2,112
Write-down on short term investments               51,000            --         13,000             --
                                             ------------   -----------     ----------    -----------
                                               11,035,994     9,405,685      5,343,115      5,235,267
                                             ------------   -----------     ----------    -----------
Loss before the following                     (10,417,722)   (9,100,133)    (5,310,304)    (5,044,616)
Interest income, net                              455,664       180,476        344,423         86,692
Equity loss in affiliate                               --      (345,683)            --       (183,315)
Gain (losses) of company transferred under
   contractual arrangement [note 5]               400,000      (364,920)            --       (166,733)
                                             ------------   -----------     ----------    -----------
Loss before income taxes                       (9,562,058)   (9,630,260)    (4,965,881)    (5,307,972)
Recovery of future income taxes [note 7]        2,729,422            --             --             --
                                             ------------   -----------     ----------    -----------
NET LOSS FOR THE PERIOD                        (6,832,636)   (9,630,260)    (4,965,881)    (5,307,972)
                                             ------------   -----------     ----------    -----------
BASIC AND DILUTED NET LOSS PER
   COMMON SHARE [note 8[b]]                  $      (0.04)  $     (0.08)    ($    0.03)   $     (0.04)
                                             ============   ===========     ==========    ===========

See accompanying notes

TRANSITION THERAPEUTICS INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2006 AND YEAR ENDED JUNE 30, 2006 (Unaudited)

                                                             Number of       Share      Contributed     Stock
                                                              Shares        Capital       Surplus      Options
                                                           ------------   -----------   -----------   ---------
BALANCE, JULY 1, 2005                                       120,096,077    77,254,351    2,811,966      743,628
Share issued for purchased assets of Protana, net             2,000,000     1,184,569           --           --
Issued pursuant to bought deal financing, net                15,575,000     9,648,600           --           --
Issued on exercise of Exchange Rights                         1,239,600     1,009,437           --           --
Exchange Rights expired unexercised                                  --            --      242,500           --
Expiry of share purchase warrants                                    --            --      486,615           --
Issued on acquisition of ENI, net                            18,985,308    10,727,317           --           --
Issued to acquire patent portfolio                              414,492       286,000           --           --
Cancellation of shares issued to ENI                           (884,956)     (559,475)     559,475           --
Stock options exercised                                          22,902        13,054           --       (5,038)
Stock options expired                                                --            --      369,431     (369,431)
Stock-based compensation expense                                     --            --           --      405,699
Net loss for the year revised                                        --            --           --           --
                                                            -----------   -----------    ---------    ---------
BALANCE, JUNE 30, 2006 REVISED                              157,448,423    99,563,853    4,469,987      774,858
                                                            -----------   -----------    ---------    ---------
Stock options exercised [note 8[c][ii]]                          29,566        27,727           --      (11,192)
Stock options expired [note 8[c][iii]]                               --            --       17,765      (17,765)
Stock-based compensation expense                                     --            --           --      343,613
Issued pursuant to private placement, net [note 8[b][i]]     26,881,720    23,964,751           --           --
Net loss for the six-month period ended
   December 31, 2006                                                 --            --           --           --
                                                            -----------   -----------    ---------    ---------
BALANCE, DECEMBER 31, 2006                                  184,359,709   123,556,331    4,487,752    1,089,514
                                                            ===========   ===========    =========    =========

                                                                      Exchange      Total      Shareholders'
                                                           Warrants    Rights      Deficit         Equity
                                                           --------   --------   -----------   -------------
BALANCE, JULY 1, 2005                                       486,615    388,000   (46,486,090)    35,198,470
Share issued for purchased assets of Protana, net                --         --            --      1,184,569
Issued pursuant to bought deal financing, net                    --         --            --      9,648,600
Issued on exercise of Exchange Rights                            --   (145,500)           --        863,937
Exchange Rights expired unexercised                              --   (242,500)           --             --
Expiry of share purchase warrants                          (486,615)        --            --             --
Issued on acquisition of ENI, net                                --         --            --     10,727,317
Issued to acquire patent portfolio                               --         --            --        286,000
Cancellation of shares issued to ENI                             --         --            --             --
Stock options exercised                                          --         --            --          8,016
Stock options expired                                            --         --            --             --
Stock-based compensation expense                                 --         --            --        405,699
Net loss for the year revised                                    --         --   (23,018,090)   (23,018,090)
                                                                                 -----------     ----------
BALANCE, JUNE 30, 2006 REVISED                                   --         --   (69,504,180)    35,304,518
                                                                                 -----------     ----------
Stock options exercised [note 8[c][ii]]                          --         --            --         16,535
Stock options expired [note 8[c][iii]]                           --         --            --             --
Stock-based compensation expense                                 --         --            --        343,613
Issued pursuant to private placement, net [note 8[b][i]]         --         --            --     23,964,751
Net loss for the six-month period ended
   December 31, 2006                                             --         --    (6,832,636)    (6,832,636)
                                                           --------   --------   -----------     ----------
BALANCE, DECEMBER 31, 2006                                       --         --   (76,336,816)    52,796,781
                                                           ========   ========   ===========     ==========

TRANSITION THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                            SIX-MONTH      Six-month     THREE-MONTH    Three-month
                                          PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                          DECEMBER 31,   December 31,   DECEMBER 31,   December 31,
                                              2006           2005           2006           2005
                                                $              $              $              $
                                          ------------   ------------   ------------   ------------
OPERATING ACTIVITIES
Net loss for the period                     (6,832,636)   (9,630,260)     (4,965,881)   (5,307,972)
Add (deduct) items not involving cash:
   Amortization of:
      capital assets                           156,762       261,790          78,855       235,088
      intangible assets                      5,394,460     4,106,586       2,445,464     2,109,740
      deferred charges                           4,416         4,416           2,208         2,208
      leasehold inducement                      (5,716)           --          (2,858)           --
   Leasehold inducement                             --        51,444              --        25,722
   Write-off of research inventory                  --        15,422              --            --
   Recovery of future income taxes          (2,729,423)           --              --            --
   Stock-based compensation expense            343,613       116,523         173,084        73,953
   Equity loss in ENI                               --       345,683              --       183,315
   Losses of company transferred under
      contractual arrangement                       --       364,920              --       166,733
   Loss on disposal of capital assets
      and assets held for resale                59,290         6,081          36,514         2,112
   Write-down on short-term investments         51,000            --          13,000            --
   Management fees from ENI                         --      (239,930)             --      (157,840)
   Foreign exchange loss (gain)                  8,583       (37,465)             --       (37,465)
                                           -----------    ----------     -----------    ----------
                                            (3,549,651)   (4,634,790)     (2,219,614)   (2,704,406)
Net change in operating assets and
   liabilities [note 9]                      7,289,302      (865,362)      7,472,072       136,831
                                           -----------    ----------     -----------    ----------
CASH PROVIDED BY (USED IN) OPERATING
   ACTIVITIES                                3,739,651    (5,500,152)      5,252,458    (2,567,575)
                                           -----------    ----------     -----------    ----------
INVESTING ACTIVITIES
Maturity of short-term investments          10,810,855    14,000,748              --            --
Purchase of short-term investments         (19,804,608)           --     (19,804,608)
Acquisition of Protana assets                       --    (3,109,756)             --    (3,109,756)
Proceeds of assets held for resale             235,223            --          78,589            --
Investment in ENI                                   --      (381,062)             --      (381,062)
Purchase of capital assets                     (31,541)      (85,120)        (22,377)       17,471
Purchase of intangible assets                  (50,000)           --              --            --
Proceeds on disposal of capital assets          32,655         3,433             285           421
Cash received under contractual
   arrangement [note 5]                             --       475,000              --            --
                                           -----------    ----------     -----------    ----------
CASH PROVIDED BY (USED IN) INVESTING
   ACTIVITIES                               (8,807,416)   10,903,243     (19,748,111)   (3,472,926)
                                           -----------    ----------     -----------    ----------
FINANCING ACTIVITIES
Repayment of long-term debt                   (300,707)     (242,673)             --      (242,673)
Repayment of obligation under capital
   leases                                           --        (8,344)             --        (8,344)
Proceeds from issuance of common
   shares, net                              23,981,286         8,016      23,977,504         8,016
Deferred costs paid                                 --       (62,927)             --       (62,927)
                                           -----------    ----------     -----------    ----------
CASH PROVIDED BY (USED IN) FINANCING
   ACTIVITIES                               23,680,579      (305,928)     23,977,504      (305,928)
                                           -----------    ----------     -----------    ----------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS DURING THE PERIOD       18,612,814     5,097,163       9,481,851    (6,346,429)
Cash and cash equivalents, beginning
   of period                                 4,074,582     6,598,221      13,205,545    18,041,813
                                           -----------    ----------     -----------    ----------
CASH AND CASH EQUIVALENTS, END OF
   PERIOD                                   22,687,396    11,695,384      22,687,396    11,695,384
                                           ===========    ==========     ===========    ==========

See accompanying notes

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [the "Company"] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of Alzheimer's disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

Effective September 22, 2006, Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc. and 1255206 Ontario Inc. amalgamated with Waratah Pharmaceuticals Inc. As a result of the amalgamation, these consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc ["Waratah"] and Waratah's wholly-owned subsidiary, Waratah Pharmaceuticals Corporation.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the revised June 30, 2006 annual consolidated financial statements. These interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2006.

2. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (Elan) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company's novel therapeutic agent, AZD-103, for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company will receive upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of AZD-103, the Company will be eligible to receive milestone payments of up to US$185 million. Elan and the Company will share the costs and operating profits of AZD-103 if successfully developed and commercialized. Each party's cost share and ownership interest may vary throughout the term of the agreement dependent on certain elections that may be made during the development of AZD-103. Under the terms of the agreement the Company can elect to convert the co-development collaboration to a licensing arrangement. If converted, the Company would no longer share in the development costs and operating profits but would receive reduced developmental and commercial milestones and royalties on worldwide aggregate net sales.

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

Under the terms of the agreement, AZD-103 inventory on hand as of August 4, 2006 and development costs incurred by the Company subsequent to that date will be reimbursed by Elan in accordance with their cost sharing percentage, corresponding to a receivable of $679,773 as of December 31, 2006.

During the three-month period ended December 31, 2006, the Company received the first upfront payment of $8,420,250 (US$7,500,000) from Elan which has been recorded as deferred revenue.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                          DECEMBER 31, 2006
                                                --------------------------------------
                                                              ACCUMULATED    NET BOOK
                                                   COST      AMORTIZATION      VALUE
                                                     $             $             $
                                                ----------   ------------   ----------
Technology acquired on acquisition of Waratah
   Pharmaceuticals Inc. ("Waratah")             39,799,917    39,468,250       331,667
Technology acquired from Biogenesys, Inc.          137,000       137,000            --
Technology acquired from Protana                 3,459,633       807,250     2,652,383
Technology, products and patents acquired
   from ENI                                     14,244,423     1,797,366    12,447,057
Workforce acquired from Protana                    623,276       145,430       477,846
Patents acquired from Protana                      329,685        76,927       252,758
Patent portfolio [note 10[a]]                      386,000        57,667       328,333
                                                ----------    ----------    ----------
                                                58,979,934    42,489,890    16,490,044
                                                ==========    ==========    ==========

Intangible assets are recorded at cost and are being amortized on a straight line basis over 5 to 15 years.

                                                         REVISED JUNE 30, 2006
                                                --------------------------------------
                                                              ACCUMULATED    NET BOOK
                                                   COST      AMORTIZATION      VALUE
                                                     $             $             $
                                                ----------   ------------   ----------
Technology acquired on acquisition of Waratah
   Pharmaceuticals Inc. ("Waratah")             39,799,917    35,488,259     4,311,658
Technology acquired from Biogenesys, Inc.          137,000       125,579        11,421
Technology acquired from Protana                 3,459,633       461,287     2,998,346
Technology, products and patents acquired
   from ENI                                     14,244,423       874,179    13,370,244
Workforce acquired from Protana                    623,276        83,103       540,173
Patents acquired from Protana                      329,685        43,956       285,729
Patent portfolio                                   286,000        19,067       266,933
                                                ----------    ----------    ----------
                                                58,879,934    37,095,430    21,784,504
                                                ==========    ==========    ==========

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

The amortization to be taken on intangible assets by fiscal year is as follows:

                                  $
                             ----------
2007 (balance of the year)    1,226,427
2008                          1,789,522
2009                          1,789,522
2010                          1,789,522
2011                          1,182,109
Thereafter                    8,712,942
                             ----------
                             16,490,044
                             ==========

4. DEFERRED REVENUE AND ADVANCES

On July 17, 2006, the Company and Novo Nordisk amended the I.N.T.(TM) license agreement to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. (TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM). Novo Nordisk has in association with the execution of the amendment, paid the Company $552,650 [US$500,000] for the achievement of the first developmental milestone, which has been recognized as milestone revenue in the three-month period ended September 30, 2006. Additionally, the Company has received from Novo Nordisk $570,300 [US$500,000] in research and development funding in calendar 2006, of which the final payment of $279,050 [US$250,000] was received during the three-month period ended September 30, 2006.

The other financial terms of the amended agreement remain the same, where the Company will receive future E1-I.N.T.(TM) developmental milestone payments potentially totalling US$46 million plus commercial milestones and royalties on sales of E1-I.N.T.(TM) products.

The Company is currently advancing the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the ongoing clinical trials, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.(TM). Following such a decision the Company will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

To date, under the Licensing Agreement, the Company received $1,968,580 [US$1,500,000] in up-front payments that have been recorded as deferred revenue and are being recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $32,811 was recognized during the three-month period ended December 31, 2006 [three-month period ended December 31, 2005 - $32,811] and $65,622 for the six-month period ended December 31, 2006 [six-month period ended December 31, 2005 - $65,622].

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

In addition, the Company has received $1,191,025 [US$1,000,000] from Novo Nordisk in research and development funding as of December 31, 2006. Under the terms of the initial agreement, $385,671 [US$317,130] was spent on a joint research project in fiscals 2005 and 2006. As a result of the July 17, 2006 amendment to the Agreement, the Company has applied $703,300 [US$595,300] against patent costs incurred prior to the date of amendment and research and development costs. The remaining $102,054 [US$87,570] will be applied against research and development costs incurred in fiscal 2007 and accordingly, have been classified as current deferred revenue at December 31, 2006.

Effective September 13, 2006, the Company and the Juvenile Diabetes Research Foundation International ("JDRF") entered into an agreement in which the JDRF will provide funding to assist in the development of GLP1-I.N.T. (TM) over a two year period. The JDRF will contribute funding payments of up to US$4 million. During the three-month period ended December 31, 2006, the Company received a funding payment of $564,800 [US$500,000] of which $266,669 was applied against GLP1-I.N.T. (TM) development costs. The remaining advance of $298,131 will be applied against future development costs incurred in fiscal 2007 and accordingly has been classified as current deferred revenue and advances at December 31, 2006.

5. NET ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the share purchase agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value at June 30, 2006 of nil.

During the three month period ending September 30, 2006, the Company received the second anniversary payment of $400,000 in cash which has been recorded as a gain in the statement of loss. As of December 31, 2006, total payments received amount to $1,200,000.

6. LONG TERM DEBT

In conjunction with the Protana asset purchase, the Company entered into an Assignment and Assumption Agreement with Oxford Finance Corporation ("Oxford") and assumed the full amount of Protana's indebtedness to Oxford in the amount of US$2,543,372 as at November 1, 2005.

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

The full amount of the indebtedness was secured by certain assets purchased from Protana. The Company was authorized to sell these assets and the full proceeds from the sale was applied against the outstanding principal balance of the loan, in the form of a Disposition Payment. Disposition Payments are not subject to Prepayment Fees.

Changes in the loan balance from the date of acquisition are as follows:

                                                                  $
                                                             ----------
Oxford loan payable, interest at 9.41%, payable in monthly
   blended payments of US$121,283, secured by specified
   equipment, payable in full on September 1, 2007            3,001,433
   Disposition Payments                                      (1,682,646)
   Principal repayments                                        (990,651)
   Foreign exchange gain                                        (36,012)
                                                             ----------
BALANCE AS OF JUNE 30, 2006                                     292,124
   Disposition Payments                                        (124,101)
   Principal repayments                                        (176,606)
   Foreign exchange loss                                          8,583
                                                             ----------
BALANCE AS OF DECEMBER 31, 2006                                      --
                                                             ==========

7. RECOVERY OF FUTURE INCOME TAXES

On September 22, 2006, Ellipsis Neurotherapeutics Inc. ["ENI"], 1255205 Ontario Inc. and 1255206 Ontario Inc. amalgamated with Waratah Pharmaceuticals Inc. As a result of the amalgamation, the Company has adjusted the valuation allowance on future income tax assets and has recognized a future income tax asset to the extent of offsetting future income tax liabilities of the amalgamated entity, resulting in a future income tax recovery of $2,472,168. An additional future income tax recovery of $257,254 arose from changes in temporary differences during the six-month period ended December 31, 2006, for a total recovery of $2,729,422 [six-month period ended December 31, 2005 - $Nil].

8. SHARE CAPITAL

[A]  AUTHORIZED

     At December 31, 2006, the authorized share capital of the Company consists of unlimited common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[B]  WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING THE PERIOD

     [i] During the three-month period ended December 31, 2006, the Company completed a

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

          private placement financing issuing 26,881,720 common shares at a price of $0.93 per common share, raising gross proceeds of $25,000,000. The Company incurred total share issuance costs of $1,035,249 resulting in net cash proceeds of $23,964,751.

     [ii] The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the six-month period ended December 31, 2006 is 164,482,562 [six-month period ended December 31, 2005 - 120,760,365] and for the three-month period ended December 31, 2006 is 172,230,349 [three-month period ended December 31, 2005 - 121,425,151].

          For the six and three-month period ended December 31, 2006, 719,174 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation [six and three-month period ended December 31, 2005 - 719,174]. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

[C] STOCK OPTIONS

STOCK OPTIONS                                      #           $
-------------                                  ---------   ---------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2006       4,238,035     774,858
Stock options issued [i]                       2,515,000          --
Stock options exercised [ii]                     (29,566)    (11,192)
Stock options expired [iii]                     (565,850)    (17,765)
Stock based compensation expense                      --     343,613
                                               ---------   ---------
STOCK OPTIONS OUTSTANDING, DECEMBER 31, 2006   6,157,619   1,089,514
                                               =========   =========

[i] The fair value of stock options granted during the three-month period ended December 31, 2006 is $156,450. The fair value of stock options granted during the six-month period ended December 31, 2006 is $1,076,650.

[ii] Stock options totaling 29,566 were exercised during the six-month period ended December 31, 2006. These stock options had a recorded value of $11,192 and resulted in cash proceeds to the Company of $16,535.

[iii] The stock options that expired during the six-month period ended December
     31, 2006 had a recorded value of $17,765 and this amount was reclassified to contributed surplus when they expired.

[iv] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at December 31, 2006 are $4,436,431 [June 30, 2006 - $3,744,775].

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

9. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

                                               SIX-MONTH      Six-month     THREE-MONTH    Three-month
                                             PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                             DECEMBER 31,   December 31,   DECEMBER 31,   December 31,
                                                 2006           2005           2006           2005
                                                   $              $              $               $
                                             ------------   ------------   ------------   ------------
Due from Elan Pharma International Limited      (679,773)           --         283,839            --
Receivables                                       65,647        60,457        (256,303)      (70,475)
Investment tax credits receivable                (76,156)     (175,000)        (76,065)     (125,000)
Research inventory                               837,716       326,929         107,774       135,086
Prepaid expenses and other assets                114,200      (543,464)        112,956      (253,420)
Deposits                                              --         6,729              --           (33)
Accounts payable and accrued liabilities      (1,200,849)     (376,575)     (1,184,699)      582,300
Deferred revenue and advances                  8,228,517      (164,438)      8,484,570      (131,627)
                                              ----------      --------      ----------      --------
                                               7,289,302      (865,362)      7,472,072       136,831
                                              ==========      ========      ==========      ========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                      2,312        49,346              --        49,341
                                              ==========      ========      ==========      ========

10. NON-CASH TRANSACTIONS

During the six-month period ended December 31, 2006, the Company entered into the following non-cash activities:

     [a] On August 1, 2006, the Company signed an Assignment Agreement ("Agreement") for the exclusive rights to intellectual property relating to apparatus, devises and methods for screening of compound libraries using the Optimol drug discovery technology acquired from Protana in fiscal 2006. Under the terms of the Agreement, the Company paid $50,000 cash and granted laboratory equipment with a fair market value of $50,000 resulting in additions to the Company's patent portfolio totaling $100,000. The laboratory equipment had a net book value of $51,418 and the assignment resulted in the recognition of a loss of $1,418.

     [b] The Company terminated its obligation under capital lease and returned the office equipment to the lessor. The equipment had a cost of $99,934 and accumulated amortization of $43,425 resulting in a loss of $7,718.

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


11. COMMITMENTS

At December 31, 2006, the Company is committed to aggregate expenditures of $177,000 [June 30, 2006 - $198,000] under its collaboration agreements. In addition, at December 31, 2006, the Company is committed to aggregate expenditures of approximately $4,186,000 [June 30, 2006 - $3,440,000] for clinical and toxicity studies to be completed during fiscal 2007 and approximately $1,021,000 [June 30, 2006 - $202,000] for manufacturing agreements.

12. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

13. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from financial statements previously presented to conform to the presentation of the fiscal 2007 consolidated financial statements.